
                                                                                        Exhibit 11

                                   GTE CORPORATION AND SUBSIDIARIES

                               CALCULATION OF EARNINGS PER COMMON SHARE


                                                     Three Months Ended            Nine Months Ended
                                                        September 30                  September 30
                                                      1994         1993           1994         1993
                                                                      (In Thousands)

Net income applicable to common stock:

   Before extraordinary charge                      $656,905     $553,232      $1,749,955
$1,442,710
   Extraordinary charge - early retirement of debt      -         (89,990)           -
(89,990)
   Consolidated                                      656,905      463,242       1,749,955
1,352,720

Adjustments to net income:
Add - Preferred dividend requirements on
        dilutive convertible preferred stocks            143          172             481
526
      Interest expense, net of tax
        effect, on employees' stock plans                555          667           1,096
1,299
          Total adjustments                              698          839           1,577
1,825

Adjusted consolidated net income
   applicable to common stock                       $657,603     $464,081      $1,751,532
$1,354,545

Average common shares                                958,400      944,657         956,143
943,086

Adjustments to common shares:
Add - Dilutive convertible preferred stocks              554          635             580
661
      Employees' stock and stock option plans          3,763        4,939           3,387
4,068
          Total adjustments                            4,317        5,574           3,967
4,729

Adjusted average common shares                       962,717      950,231         960,110
947,815

PRIMARY EARNINGS PER COMMON SHARE:  (1)
   Before extraordinary charge                          $.69         $.59           $1.83
$1.53
   Extraordinary charge - early retirement of debt        -          (.10)            -
(.10)
   Consolidated                                         $.69         $.49           $1.83
$1.43

FULLY DILUTED EARNINGS PER COMMON SHARE:  (2)
   Before extraordinary charge                          $.68         $.58           $1.82
$1.52
   Extraordinary charge - early retirement of debt        -          (.09)            -
(.09)
   Consolidated                                         $.68         $.49           $1.82
$1.43


(1)  Computed by dividing net income applicable to common stock for the periods by the average common shares outstanding.  Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

(2)  Computed assuming conversion or exercise of those preferred stocks and stock plans that would have a dilutive effect.

     (a)  Average common shares outstanding are adjusted to reflect the shares which would be issued upon conversion of preferred stocks using the "if converted" method.
          Equivalent common shares to be added to average shares for the employees' stock plans and stock ownership plan are computed according to the "treasury stock"
          method.

     (b)  Net income for the periods is adjusted to reflect the increase in income for the preferred dividends declared for the periods on the convertible preferred stocks and the interest accrued, net of tax effect, on funds received from installments under the employees' stock plans.
